

October 16, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: NEOS ETF Trust
       Issuer CIK: 0001848758
       Issuer File Number: 333-253997/811-23645
       Form Type: 8-A12B
       Filing Date: October 16, 2024

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of NEOS Bitcoin High Income ETF under the Exchange Act of 1934.

Sincerely,

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications